CUSIP No. 23559-26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Natural Resources USA Corporation f/k/a AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Alan M. De’ath, CEO

Green SEA Resources Inc.

130 Adelaide Street West, Suite 3303

Toronto, Ontario Canada M5H 3P5

416-867-9298

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks LLP

9800 Mt. Pyramid Ct., Suite 400

Englewood, CO 80112

303-298-8443

March 15, 2011 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREEN SEA RESOURCES INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 339,574,381
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,574,381
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,574,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95%
14.	TYPE OF REPORTING PERSON CO

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26

Item 1.

Security and Issuer

This filing relates to the common stock (the “Common Stock”) of Natural Resources USA Corporation f/k/a AmerAlia, Inc. (“AmerAlia,” “NRUC” or the “Issuer”), a Utah corporation. The address of the Issuer’s principal office is 3200 County Road 31, Rifle, CO 81650.

Item 2.

Identity and Background

(a) – (c) This Amendment is being filed jointly by: (i) Green SEA Resources Inc. (“Green SEA”), (ii) Sentient USA Resources Fund, L.P. (“SURF”),  and (iii) Sentient Executive MLP I, Limited (“MLP I”) (the foregoing are collectively referred to herein as the “Reporting Persons”).   This filing should be deemed the initial filing as a Reporting Person by Green SEA and an amendment to previous filings by the other Reporting Persons.

Unless noted, the following information set forth below is true about Green SEA and its officers and directors as well as SURF and the general partner of SURF (MLP 1) and its general partner, and the directors of those general partners. Unless noted, the following information is also true about Trust I and Trust II their trustees and the directors of the trustees. Unless noted, the following information is true about Partnership I and its general partner and the officers of the general partner. Information concerning the officers and directors of Green SEA and the Directors of MLP 1, is attached as Schedule A to this Filing, and is, by this reference, incorporated herein.

During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The shares issued by Green SEA (see Item 4(a)) were part of its authorized but unissued shares of capital stock.

Item 4.

Purpose of Transaction

The limited partners of SURF are also the principal owners of Green SEA, although the ownership of SURF is not in the same percentages as the ownership of Green SEA. The limited partners wish to consolidate the ownership of their investments so that they are controlled through Green SEA. Several of the current officers and directors of Green SEA are also officers, directors and/or advisors to NRUC.

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

On March 15, 2011, SURF, entered into an Exchange Agreement and Plan of Reorganization (the “Exchange Agreement”) with Green SEA Resources Inc. a corporation incorporated pursuant to the Canada Business Corporations Act (“Green SEA”).  Pursuant to the Exchange Agreement, SURF exchanged all of its ownership in NRUC for 20,084,954 common shares of Green SEA. The interests in the Issuer that were exchanged were: (i) all of the shares of common stock of NRUC owned by SURF, a total of 334,074,381 shares, plus (ii) the limited option to acquire up to 5,500,000 shares of common stock of NRUC. As a result of the Exchange, SURF will control approximately 62% of the authorized, issued and outstanding common shares of Green SEA and should be deemed to control Green SEA. Prior to the exchange, Green SEA had one primary asset, ownership of 277,947,928 common shares of Ivernia Inc., which shares currently trade on the Toronto Stock Exchange under the symbol of IVW. Such shares constitute approximately 47.74% of the authorized, issued and outstanding shares of Ivernia.

CUSIP No. 23559-26

 (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

No change.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

No change.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

No change.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

No change.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

No change.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

No change.

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer

As a result of the Exchange Agreement, the original Reporting Persons (i.e., MLP 1 and SURF) are no longer direct beneficial owners of the Issuer, although such persons will be essentially the majority and control shareholders of Green SEA which, in turn, will own directly the interests in the Issuer (i.e., 334,074,381 shares of the Issuer’s common stock plus the limited option to acquire up to 5,500,000 shares of common stock of the Issuer).  As a result, the original Reporting Persons are owners of Green SEA, the additional reporting person.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7.

Material to be Filed as Exhibits

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(A)

Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)

Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(C)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(D)

Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(E)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)

Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)

Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)

Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(I)

Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(J)

Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and  Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)

Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I,

CUSIP No. 23559-26

L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)

Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)

Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(N)

Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)

Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)

Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference)

(Q)

Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)

Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)

Addendum to the Third and Fourth Amended and Restated Guaranty Agreements - Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)

Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(U)

Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(V)

Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(W)

Debenture Purchase Agreement entered into May 27, 2008, to be effective as of the October 31, 2007, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware

CUSIP No. 23559-26

limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(X)

Form of Secured Series A 10% Debenture Due September 30, 2005 issued by Natural Soda Holdings, Inc. to Natural Soda, Inc. filed as Exhibit 10.36 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(Y)

Interest Purchase Agreement entered into on May 27, 2008, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(Z)

Contribution Agreement (NSI), dated May 27, 2008, by and among, Sentient USA Resources Fund II, L.P., a Delaware limited partnership, Natural Soda Holdings, Inc., and Natural Soda, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(AA)

Contribution Agreement dated May 27, 2008, by and among, Natural Soda Holdings, Inc., and
AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(BB)

Promissory Note, dated May 27, 2008, in the principal amount of $465,000, from AmerAlia, Inc. to Sentient USA Resources Fund, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(CC)

Promissory Note Extension Agreement dated May 27, 2008, to be effective as of December 31, 2007, by and between Sentient USA Resources Fund II, L.P., a Delaware limited partnership and AmerAlia, Inc. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(DD)

General Release dated May 27, 2008 to be effective as of December 31, 2007, by and among AmerAlia, NSHI, NSI, Robert van Mourik, and Bill H. Gunn and for the benefit of Fund I, Trust I, Partnership I, Fund II, and others. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(EE)

Filing Agreement dated May 27, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 3 reporting an event of May 27, 2008 and incorporated herein by this reference).

(FF)

Restructuring Agreement dated September 25, 2008, by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.52 of AmerAlia’s Form 8-K reporting an event dated September 25, 2008 and incorporated herein by this reference.

(GG)

Amendment to the Restructuring Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., Natural Soda, Inc., Bill H. Gunn, Robert van Mourik, Sentient USA  Resources Fund, L.P., Sentient USA Resources Fund II, L.P., and Sentient Global Resources Fund III, L.P. filed as Exhibit 10.54 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(HH)

Shareholder Agreement by and among AmerAlia, Inc., Natural Soda Holdings, Inc., and Sentient USA  Resources Fund, L.P., filed as Exhibit 10.55 of AmerAlia’s Form 8-K reporting an event dated October 31, 2008 and incorporated herein by this reference.

(II)

Filing Agreement dated November 7, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II,

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L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed with Amendment No. 4 reporting an event of October 31, 2008 and incorporated herein by this reference).

(JJ)

Filing Agreement dated December 31, 2008, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P. and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 5 reporting an event of December 31, 2008 and incorporated herein by this reference).

(KK)

Filing Agreement dated January 14, 2009, regarding Joint Filing Of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 6 reporting an event of October 31, 2008 and incorporated herein by this reference).

(LL)

Filing Agreement dated March 19, 2009, regarding Joint Filing of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 7 reporting an event of March 19, 2009 and incorporated herein by this reference)

(MM)

Exchange Agreement dated June 30, 2010, by and between AmerAlia, Inc. and Sentient USA Resources Fund, LP (filed as Exhibit 10.56 of AmerAlia’s Form 8-K reporting an event dated June 30, 2010 and incorporated herein by this reference).

(NN)

Filing Agreement dated effective June 30, 2010, regarding Joint Filing of Schedule 13D, by and between Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed with Amendment No. 8 reporting an event of June 30, 2010 and incorporated herein by this reference.)

(OO)

Exchange Agreement dated March 15, 2011, by and between Sentient USA Resources Fund, LP and Green SEA Resources Inc. (Filed herewith).

(PP)

Filing Agreement dated effective March 15, 2011, regarding Joint Filing of Schedule 13D, by and among, Green SEA Resources Inc., Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited. (Filed herewith).

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Green SEA Resources Inc.

By:	/s/ D’Arcy Doherty
D’Arcy Doherty, Vice-President Legal
Date:	March 15, 2011

Sentient USA Resources Fund, L.P.
By:	Sentient Executive MLP1, Limited, General Partner

By:	/s/ Johanna Druez
Johanna Druez, Director
Date:	March 15, 2011

Sentient Executive MLP1, Limited

By:	/s/ Johanna Druez
Johanna Druez, Director
Date:	March 15, 2011

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SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each officer and director of Green SEA Resources Inc. are as follows.

Name	Title	Citizenship	Principal Occupation	Business Address
Peter James Cassidy	Chairman	Australia	Partner and Chairman of The Sentient Group	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Alan Michael De’ath	CEO	United Kingdom	Director of Natural Resources USA Corporation, President and CEO of Ivernia Inc.	130 Adelaide Street West Suite 3303, Toronto, Ontario Canada M5H 3P5
Leigh Loddington Hall	Director	Australia	Director of Director of Natural Resources USA Corporation and Ivernia Inc.	c/o The Sentient Group, Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Pieter Jacobus Britz	Director	Australia	Investment Manager for The Sentient Group, Director of Ivernia Inc.	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Benedict Martin McKeown	Director	United Kingdom	Investment Manager for The Sentient Group	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Michael Agnew	Director	Canada	Independent metallurgy consultant, Michael Agnew Inc.	153 Cote St-Charles, Hudson, Quebec J0P 1H0 Canada
Colin John Maclean	Director	Australia	Partner of The Sentient Group	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Bill Haydon Gunn	Director	Australia	Chairman and CEO of Natural Resources USA Corporation	3200 County Road, Rifle, CO 81650 United States
Wayne Richardson	Executive Vice President and COO	Australia	Managing Director and CEO of Renewed Metal Technologies Pty Limited, Director of Natural

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Resources USA Corporation	18 Station Place (PO Box 6266) Wagga Wagga NSW 2650 Australia	Alan Roy Lin You Lee	CFO	Australia
CFO – Investment Subsidiaries for The Sentient Group, Director and consultant to Natural Soda Holdings, Inc. (wholly owned by Natural Resources USA Corporation)	Level 24, Suite 2401, Australia Square Tower, 264 George Street, Sydney NSW 2000 Australia	D’Arcy Pierson Doherty	Vice President, Legal and General Counsel and Secretary	Canada
Vice President, Legal and General Counsel and Secretary for Ivernia Inc.	130 Adelaide Street West Suite 3303, Toronto, Ontario Canada M5H 3P5	Fiona Christina Childe	Vice President, Communications	Canada and United Kingdom
Vice President, Investor Relations and Communications for Ivernia Inc.	130 Adelaide Street West Suite 3303, Toronto, Ontario Canada M5H 3P5	Michael Eric Tamlin	Vice President, Commercial	Australia
Director and General Manager, Commercial for Rincon Lithium Limited	Level 24, Suite 2401, Australia Square Tower, 264 George Street, Sydney NSW 2000 Australia	Kane Graeme Arnold Blackman	Vice President, Health Safety and Environment	Australia
Manager – ESG of The Sentient Group	Level 24, Suite 2401, Australia Square Tower, 264 George Street, Sydney NSW 2000 Australia

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of MLP I, are as follows. MLP I has no executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address
Peter James Cassidy	Director	Australia	Partner and Chairman of The Sentient Group	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
Greg Link	Director	New Zealand	General Manager for The Sentient Group	Landmark Square 64 Earth Close, West Bay Beach South PO Box 10795 Grand Cayman KY1-1107 Cayman Islands
Johanna Druez	Director	Canada	Assistant Investment Manager for The Sentient Group	c/o Sentient Asset Management Canada Limited Montreal Herald Building 1001 Square Victoria, Suite 450 Montreal (Quebec) H2Z 2B1, Canada